WiMi Hologram Cloud Inc.

December 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Kathleen Collins

Ms. Megan Akst

Re:	WiMi Hologram Cloud Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 13, 2023 File No. 001-39257

Ladies and Gentlemen:

WiMi Hologram Cloud Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 30, 2023 regarding its Form 20-F for the fiscal year ended December 31, 2022 filed on April 13, 2023.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Item 18. Financial Statements

Note 13. Goodwill, page F-50

1.	We note your responses to prior comments 1 and 2, however, it remains unclear to us how you determined that the fair value of your reporting units was approximately $192 million when the company’s total market capitalization was only $64 million at the time of your goodwill analysis. We further note that the company’s total market capitalization has remained significantly below the total fair value of your reporting units throughout fiscal 2023. Please address the following:

●	The growth rate projections used in your analysis do not appear to be in line with historical revenue trends for the consolidated company and specifically the AR advertising services segment for which Shenzhen Yidian and Shenzhen Yitian are included. Provide all evidence used to support the expected revenue growth for both reporting units or explain in further detail the basis for such assumptions.

●	Describe the trends in these two reporting units over the last several years and explain how such trends factored into your assumptions.

●	Tell us whether your revenue growth projections still reflect management’s view of future performance. If so, explain how you considered the decrease in Holographic AR advertising revenue during the first half of fiscal 2023 compared to your growth rate projections of 200% and 707% for the Shenzhen Yidian and Shenzhen Yitian reporting units, respectively.

●	Explain how the discount rate used in your valuation was determined and how management determined such rate was appropriate.

●	Tell us whether a sensitivity analysis was performed for the Shenzhen Yidian and Shenzhen Yitian reporting units and if so, what those results were.

●	Tell us whether you performed any interim impairment analysis or tell us how you determined that such analysis was not necessary.

The Company respectfully advises the Staff that in the Company’s view, market capitalization is often driven by earnings-based multiples that do not capture the value of an issuer’s businesses on a standalone basis. Instead, the Company believes that its carrying value (inclusive of goodwill) is a more objective reflection of the Company’s condition. In other words, we believe the fair value data of our reporting entities as provided by our appraisal firm is not necessarily correlated or should be deemed reflective of the total market value of the Company. However, in recognition of the significant difference between the Company’s value and its market capitalization, in future filings the Company will incorporate the following disclosure into its Critical Accounting Policies, to describe the consideration of market capitalization in its goodwill impairment testing:

With respect to performing a qualitative assessment:

For each industry in which the reporting units operate, we considered growth projections from independent sources, significant developments within the industry and market factors, including changes in our market capitalization.

With respect to performing a quantitative assessment:

For the quantitative goodwill impairment test we calculate an estimated fair value to determine whether it exceeds the carrying value of the respective reporting unit. We also consider the reasonableness of the market capitalization of our Company in relation to the estimated aggregate fair value of our reporting units.

As part of our goodwill impairment testing, in assessing the fair value of the Company, our appraisal firm factored in various assumptions in determining fair value of our reporting units, including but not limited to the macroeconomic conditions of China, industry data, and discounted cash flow. Importantly, the Company has received offers to purchase Shenzhen Yitian and Shenzhen Yidian which valued the entities above the value of the entities at the time they were acquired by the Company. In terms of growth rate projections of the acquired entities, as further described below, we note that the Company observed an upward trend in revenue generated by the AR advertising segment as a result of further integration of the core IP of the acquired entities on an intra-company basis allowing our other subsidiaries to integrate such core technologies in their revenue generating activities.

In addition, we surveyed the following China-based issuers and noticed that their market capitalization was significantly lower than their carrying value, reflecting a tendency of China-based issuers’ market capitalization and carrying value to deviate by a significant margin, which suggests that market sentiment and other factors may significantly impact market capitalization of China-based issuers.

Trading Symbol	Total assets (Hundred million USD)	Total liabilities (Hundred million USD)	Net assets (Hundred million USD)	Total market cap (Hundred million USD)
QH	1.52	0.80	0.72	0.09
PBTS	1.31	0.28	1.03	0.05
CMCM	7.38	2.92	4.46	0.68
XNET	4.63	1.55	3.08	1.00
WIMI	1.81	0.16	1.65	0.61
SOHU	19.78	8.67	11.11	3.22

The Company believes that its carrying value (inclusive of goodwill) is a more objective reflection of the Company’s condition.

In terms of our goodwill, the chart below shows that the net asset of each of the entities is substantially greater than their respective goodwill and a percentage of carrying value in relation to goodwill:

	Goodwill	Net Assets	Carrying value (Net Assets+ Goodwill)	Percentage of carrying value in relation to goodwill
Entity	2022.12.31
	a	b	c	d=c/a
	(in USD thousands)
Shenzhen Yidian	19,680	27,767	47,447	241%
Shenzhen Yitian	13,352	30,741	44,093	330%
Total	33,032	58,508	91,540	277%

Further, the chart below is a comparison of the carrying value of each of the entities at the time of acquisition and the carrying value ended on December 31, 2022:

	Acquisition Price (Net Assets+Goodwill)	Carrying value (Net Assets+Goodwil)	Net Assets (Cash Value)	Percentage of carrying value in relation to acquisition price
Entity	Time of Acquisition	2022.12.31
	(in USD thousands)

Shenzhen Yidian	25,872	47,447	27,767	183%
Shenzhen Yitian	29,568	44,093	30,741	149%
Total	55,440	91,540	58,508	165%

The data above demonstrates that the carrying value of each of Shenzhen Yitian and Shenzhen Yidian for the year ended December 31, 2022 exceeded the carrying value of each respective entities at the time of their acquisition by the Company. Importantly, we have received offers from potential buyers to acquire these two entities which valued the entities at above their carrying value for the year ended December 31, 2022. Considering factors discussed above and the circumstances further described below, the Company is of the position that the goodwill valuation of each of Shenzhen Yitian and Shenzhen Yidian is reasonable.

The Company believes that ideally the carrying value of an issuer should be a more suitable indicator of market capitalization, but as discussed above, market capitalization is often not driven by the market’s assessment of a Company carrying value. The following table shows the proportion of the Company’s cash, goodwill to the net assets:

Item	2022.12.31	Percentage of Net Asset
	(In USD thousands)
Cash	82,242	50%
Goodwill	34,939	21%
Net Asset	165,030

As the chart above shows, goodwill accounts for a relatively small portion of the net asset distribution of the Company while cash accounts for a relatively large portion. When goodwill accounts for only 21% of net assets, we believe that goodwill does not constitute a major influence on the Company’s market capitalization. The Company’s net assets and cash value are the main influencing factors on the market capitalization. However, the Company’s market capitalization is lower than the company’s net assets value of $165 million, and even lower than the company’s cash value of $82 million alone, indicating that the company’s market capitalization is mainly affected by market sentiment, trading volume, transaction scale and other factors, consistent with our survey of other China-based issuers. Therefore, the low market capitalization of the company indicates that investors did not fully consider the actual net asset value of the Company including our goodwill (which accounted for 21% of our net assets). The pessimism of the investment market is the dominant factor of the company’s suboptimal market capitalization.

The Company respectfully advises the Staff that the growth rates projections provided in our previous response was extracted from the comprehensive forecast provided by our appraisal firm. We are aware that in assessing the growth rate of our reporting units, the appraisal firm considered the three following factors:

Lifting of China’s stringent pandemic controls. The appraisal firm believes that China’s economy will recover quickly as pandemic controls are lifted. The market environment will generally improve driving increasing customer demand for AR advertising services, growing our business as a result. The company has been deeply engaged in the AR advertising industry for many years, based on its technical advantages and service capabilities. Therefore, the appraisal firm predicted that the Company’s future business revenue will increase significantly when overall market conditions and sentiment become more favorable.

Entry into framework cooperation agreements with real estate sector and advertisement integration sector customers. In forecasting revenue and growth, the appraisal firm had considered that the Company has entered into certain framework cooperation agreements on AR advertising with advertising integrator customers and customers in the real estate sector. As China’s real estate market is a government-oriented market, the government’s real estate policy gradually began to relax in the past year. Therefore, the appraisal firm believed that the company’s AR advertising business revenue is optimistic.

Loosening of monetary policy and interest rate cuts. After the easing of pandemic controls, China has liberalized its monetary policy and cut interest rates frequently towards the end of 2022, and the market is expected to generate a flood of RMB liquidity. Under the premise of frequent interest rate cuts by China’s central bank, the appraisal firm believes that the Chinese market is adequately funded and customers will invest more money in AR advertising and promotion products.

Over the last several years, the Company’s holographic AR advertising revenue has trended upwards because of greater and ever more efficient intra-company integration with the acquired entities. After the acquisition of Shenzhen Yitian and Shenzhen Yidian, the Company has worked efficiently to monetize the core IP of these acquired entities on a wider basis. The Company is now utilizing the core IP in an increasing intra-company basis, such that all subsidiaries with sales functions have begun to promote services and applications derived from such core IP competencies. As a result, revenue of AR advertisement in the company has gradually increased. As the core IP rights of these acquired entities have begun to gain market recognition, the revenue generated as a result of such core IP and the contribution rate to the overall revenue of the Company is also increasing. Presently and into the future, the Company will further strengthen intra-company synergy as Shenzhen Yitian and Shenzhen Yidian further “settles in” the Company after their respective acquisition. The Company is also moving to gradually integrate more streamlined and unified management to further integrate and departmentalize to further scale up the AR advertisement business. The Company foresees that the integration strategy as described above will allow the core IP of Shenzhen Yitian and Shenzhen Yidian to act as a great driver of Company growth as a whole. Note given that the two reporting units have been departmentalized and their core intellectual property rights are shared within the group, it is no longer possible to clearly distinguish the classification of individual units within the enterprise, but the overall purpose is to increase the proportion of their intellectual property use to improve their value and role. In addition, at the end of 2022, China’s epidemic prevention and control eased, the appraisal firm believes that the future economy will recover quickly, the market environment will improve, based on this, the appraisal firm predicts that the company’s business will continue to grow in the next few years.

As noted above, growth forecast was derived from our appraisal firm, which mainly considered the three following factors when making the revenue forecast:

When our appraisal firm determined growth, the Company had entered into certain framework cooperation agreements on AR advertising with advertising integrator customers and customers in the real estate sector. As China’s real estate market is a government-oriented market, the government’s real estate policy gradually began to relax in the past year, and people were no longer restricted from buying real estate. According to the past experience of the market outbreak after the liberalization of China’s real estate policy, the appraisal firm predicted that the company’s AR advertising business revenue has a positive and optimistic expectation.

When the appraisal firm made its revenue forecast, the epidemic control in China had just been lifted. The appraisal firm believed that after the epidemic control was lifted, the economy would recover rapidly, the market environment would improve, and the company’s customers’ demand for AR advertising services would continue to grow. Therefore, the evaluation company predicted that the company’s future business revenue would increase significantly in the case of a better market environment.

After the pandemic controls eased at the end of last year, China gradually liberalized its monetary policy and frequently cut interest rates, which is expected to cause a flood of RMB liquidity. On the premise of frequent interest rate cuts by the People’s Bank of China, the appraisal firm believes that the Chinese market has sufficient funds, and customers will invest more funds for AR advertising and promotion products. Therefore, under the very loose monetary policy of frequent interest rate cuts in China, it is predicted that customers will invest more funds for AR advertising and promotion, and the expectation is relatively optimistic.

In the view of management, based on understanding of China’s policy implementation, in the first half of 2022, we believed that conditions will improve in the second half of 2022; and towards the end of 2022, we believed that conditions will greatly improve in 2023. The Company understands that it takes time for China’s policies to take effect, and it is difficult for us to accurately judge the specific time period. Afterall, we are not economic experts on the macro environment and can only rely on information from third-party professional agencies.

Percentage of AR advertising revenue of the second half of 2023 in relation to 2022 (Unaudited)

	2023	2022	2023/2022
July	43,709,077	32,470,611	134.61%
August	45,572,893	46,104,618	98.85%
September	49,507,020	28,510,117	173.65%
October	44,818,219	35,278,061	127.04%
November	93,264,507	31,898,414	292.38%
July-November(Cumulative)	276,871,716	174,261,821	158.88%

In the first half of 2023, affected by poor marco-economic conditions, the company’s holographic AR advertising revenue showed a slight year-on-year decline, but in the second half of the current year, the holographic AR advertising revenue simultaneously rose sharply. From July to November, the holographic AR advertising revenue increased by 58.88% year-on-year in the same period last year. The reason for the large increase is because the company is efficiently integrating the core IP competencies of Yitian and Yidian on a company-wide basis, improve the use of its core technology through various subsidiaries to expand the sales scope, so as to improve the overall revenue scale of the company’s holographic AR advertising.

From July 2023 to the second half of November 2023, holographic AR advertising revenue increased by 58.88% compared with the same period last year, indicating that the strategy of comprehensively promoting Yidian and Yitian’s core technology and implementing its intellectual property rights through various subsidiaries and increasing its overall proportion in the company is a success for promoting growth.

In applying the discounted cash flow method, it is necessary to determine an appropriate discount rate for the total equity under review. WACC is the weighted average of the estimated rate of return required by equity and debt providers for an investment of this type.

WACC is calculated by multiplying the cost of each capital component by its proportional weight and then summing:

Where:

Re = Required return on equity

Rd = Required return on debt

E = Fair value of the firm’s equity

D = Fair value of the firm’s debt

V = E + D

E/V = Percentage of financing that is equity

D/V = Percentage of financing that is debt

Tc = Corporate tax rat

CAPM is a fundamental tenet of modern portfolio theory, and which has been generally accepted as a basis for marketplace valuations of equity capital. CAPM technique is widely accepted in the investment and financial analysis communities for the purpose of estimating a company’s required return on equity capital.

To allow for business risk related to the valuation of the Company, we have considered additional specific risk premia in deriving the respective discount rate based on empirical research and market data [1]. The parameters used in the calculation of the respective discount rate as at the Valuation Date are listed as follows:

Valuation Date	Risk Free Rate	Equity Risk Premium	Relevered Beta	Specific Risk Premium	Cost of Equity
31 December 2022	3.04%	7.46%	1.00	9.02%	19.49%

Calculation of WACC

the following parameters for the equation mentioned above in deriving the WACC as of the Valuation Date:

Valuation Date	Cost of Equity	D/E Ratio	Cost of Debt	WACC (rounded)
31 December 2022	19.49%	9.72%	3.78%	18.00%

[1] In determining the discount rate, the following parameters were used:

The 20-year PRC government bond yield calculated at the valuation date

Long-term expected equity risk premium at valuation date (historical level)

Average of selected comparable firms

The premium is associated with small firm risk and other specific risks.

The discount rate calculated by our appraisal firm is 18.00%. This discount rate is a reasonable and appropriate valuation of the Company after taking into account current market conditions, business risks and expected returns from the related business.

Moreover, the company have conducted sensitivity analysis based on the probability of revenue realization and the discount rate.

The sensitivity analysis of Yitian is as follows:

As of 31 December 2022

Equity value (1)		Revenue achieved % of forecast Revenue in DCF
		100%	90%	80%	70%	60%	50%
Discount Rate	18.00%	100%	80%	64%	52%	44%	37%
	17.00%	105%	84%	67%	54%	44%	38%
	19.00%	95%	77%	62%	51%	43%	36%
	20.00%	91%	74%	60%	50%	42%	36%
	21.00%	87%	71%	58%	49%	41%	36%
	22.00%	84%	69%	57%	48%	41%	35%
	23.00%	81%	67%	55%	47%	40%	35%
	24.00%	78%	65%	54%	46%	39%	35%
	25.00%	76%	63%	53%	45%	39%	34%
	26.00%	73%	61%	52%	44%	39%	34%

The sensitivity analysis of Yidian is as follows:

As of 31 December 2022

Equity value (1)		Revenue achieved % of forecast Revenue in DCF
		100%	95%	90%	85%	80%
Discount Rate	18%	100%	85%	73%	63%	54%
	16%	113%	96%	81%	69%	59%
	17%	106%	90%	77%	66%	57%
	19%	95%	81%	69%	60%	52%
	20%	90%	77%	66%	58%	51%

After evaluation in accordance with GAAP, the Company found no indication of impairment. The core intellectual property rights of Yitian and Yidian have been integrated within the Company and the proportion of AR advertising in the company has gradually increased. As the core intellectual property rights of these two companies are recognized by the market, the revenue generated by their core intellectual property rights is also increasing, and the proportion and contribution rate to the company’s overall revenue also show an increasing trend. As these acquired entities become more integrated into the group, the Company has further strengthened the departmentalization efforts for closer collaborative operation year by year. Various businesses of the Company have begun to monetize the relevant core technologies and patents of the two acquired businesses, and gradually integrated into the unified management of the group departments after the increase of business proportion. In the future, the goal is to eventually unify operations so as to allow the acquired entities to play an even greater role in generating growth for the company as a whole. Under the guidance of this strategy, the Company’s holographic AR advertising revenue in the second half of 2023 showed a sharp increase. The holographic AR advertising revenue from July to November increased by 58.88% compared with the same period last year. The reason for the sharp increase is that the core technology developed by the Company this year is used by the whole company. Improve the use of its core technology to expand the sales scope through various subsidiaries, so as to improve the overall revenue scale of the company’s holographic AR advertising.

At the time of the interim report, the Company was optimistic about China’s macroeconomic and industry market environment. In addition to China’s frequent interest rate cuts and loosening of monetary policy, the company believes that its operating revenue will show an upward trend in the second half of the year after the promotion of its core technology in various subsidiaries, and the revenue generated by the promotion of its core technology in various subsidiaries will comprehensively expand in the second half of the year. Therefore, the company believed that there was no indication of goodwill impairment. In addition, the market value of Yitian and Yidian exceeds the cash value of net assets, and the company has received market offers to acquire these entities which were higher than the purchase price of the entities at acquisition, so there is a certain margin of safety in the goodwill. Based on the above considerations, the Company did not detect any indication of impairment. In the future annual report disclosure, the company will conduct impairment analysis based on the actual situation and the evaluation information of the appraisal firm, and then make appropriate adjustments to goodwill.

2.	Please clarify whether the December 31, 2022 carrying value for each reporting unit included in your response to prior comment 1 includes the goodwill allocated to each respective reporting unit. In this regard, it is unclear why you are adjusting for net goodwill in calculating the percentage by which fair value exceeds carrying value. Please explain or revise.

In our previous response, the carrying value did not include the goodwill allocated to each reporting unit. In order to more intuitively reflect the percentage of fair value exceeding the book value, the company included the goodwill allocated to each reporting unit in the carrying value, and adjusted the goodwill impairment test form, and the updated calculation form is as follows:

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Fair value as of December 31, 2022	Carrying Value as of December 31, 2022	Percentage of Fair value Exceeds Carrying Value
		a	b	c	d=(b-c)/c
		(in RMB thousands)
AR advertising services	Shenzhen Yidian	137,060	334,000	330,443	1%
	Shenzhen Yitian	92,990	981,000	307,091	219%
	Guoyu	13,284	22,300	19,992	12%
Semiconductor business	FE-DA Electronics	–	2719	33,053	-92%
	Skystar			79,881

Note: The goodwill of FE-DA Electronics and Skystar has been reduced to nil.

To sum up, the Company is integrating the core technologies of Shenzhen Yitian and Shenzhen Yidian throughout the whole Company and is working to further implement such core technologies throughout our subsidiaries to expand the sales scope, so as to increase the company's overall revenue scale of holographic AR advertising. From July to November 2023, the Company's overall holographic AR advertising revenue increased by 58.88% compared to the same period last year. Combined with the Company's annual revenue as of November and the proportion of sales revenue generated by these two acquire entities’ core technologies in the whole company, it shows that the Company's growth forecast for 2023 is generally accurate. However, the growth rate projections for 2024 is subject to greater uncertainties because the basis for growth of the acquired entities is beginning to stagnate since the Company has further integrated their core IP on an intra-company basis. Therefore, the Company's goodwill will face impairment risk in 2024 and such risks will be disclosed to our shareholders and furnished to the SEC on Form 6-K and in our 2023 annual report.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at sean@wimiar.com or by phone at +86-10-5338-4913.

Very truly yours,

/s/ Shuo Shi
Shuo Shi
Chief Executive and Operations Officer